TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

CONVERGENCE INVESTMENT PARTNERS, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 30th day of March, 2018 by and between Trust for Professional Managers (the “Trust”), on behalf of the series of the Trust as listed in Schedule A attached hereto, which may be amended from time to time (each, a “Fund, and collectively, the “Funds”), and Convergence Investment Partners, LLC, the investment adviser to the Fund (the “Adviser”).

WITNESSETH:

WHEREAS, the Trust, on behalf of the Funds, and the Adviser have previously entered into an Operating Expense Limitation Agreement dated as of October 23, 2009, as amended October 24, 2013, October 22, 2015; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of October 23, 2009, as amended October 24, 2013, October 22, 2015 and March 20, 2017 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amount listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of the Fund and each of their classes, if any, including the Adviser’s investment management fee detailed in the Investment Advisory Agreement and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, leverage (i.e., any expenses incurred in connection with borrowings made by a Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions made by the Adviser in its management fees or payment of expenses which are a Fund’s obligation under the Investment Advisory Agreement, provided that any such reimbursements will not cause the Fund to exceed the lesser of:  (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement.”

4. TERM. This Agreement shall become effective with respect to a Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS on behalf its series listed on Schedule A	CONVERGENCE INVESTMENT PARTNERS, LLC

By: /s/ John P. Buckel	By: /s/ David J. Abitz
Name: John P. Buckel	Name: David J. Abitz
Title: President	Title: President and Chief Investment Officer

SCHEDULE A

Series or Fund of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Convergence Core Plus Fund	1.50%
Convergence Opportunities Fund	1.50%
Convergence Market Neutral Fund	1.50%